Exhibit 99.1
Flamel Technologies Announces Results of Annual Meeting
Lyon, France — June 24, 2009 — Flamel Technologies S.A. (NASDAQ: FLML) today announced the results of its annual meeting held on June 24, 2009. The election of each member of the Board of Directors of the Company for a further one-year term was approved by holders of more than 99% of the Company’s shares. Each additional resolution proposed favorably by management at the meeting was approved overwhelmingly.
As a consequence, shareholders re-elected Flamel’s Board of Directors. Mr. Elie Vannier, Senior Advisor and Operating Partner at Oaktree Capital Management, will continue to serve as the Company’s non-Executive Chairman. Also re-elected to the Company’s Board of Directors were: Mr. Lodewijk J.R. deVink, former Chairman and Chief Executive Officer of Warner Lambert; Dr.Frank Fildes, former Senior Vice President: Head of Global Development for AstraZeneca; Mr. Frederic Lemoine, Chairman of the Executive Board of Wendel, Mr. John Vogelstein, former President of Warburg Pincus; and Mr. Stephen H. Willard, Flamel’s Chief Executive Officer.
“We are pleased to have the strong support of our shareholders,” said Mr. Elie Vannier, non-Executive Chairman of Flamel. “Flamel has considerably strengthened its revenue base and its growth prospects over the past year. We are now working with partners on applications of the Medusa platform to marketed molecules which had 2008 sales of $13 billion. And there are other Medusa projects already signed. Our current Micropump programs also show great promise, especially as we believe that these projects will potentially have a faster access to market. All told, the Company is now working on eighteen programs with leading pharmaceutical and biotechnology partners. These relationships are well diversified across platforms, therapeutic areas, indications, and molecules. Revenues from these relationships are significantly contributing to our financial results and we expect that these contributions will increase through the rest of the year.”
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa technology is designed to deliver controlled-release formulations of therapeutic proteins, peptides, and other molecules.
Contact:
Charles Marlio, Director of Strategic Planning and Investor Relations
(011) 33-4-7278-3434
(011) 33-4-7278-3435
Marlio@flamel.com
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2008. All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.